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                                 EXHIBIT (c)(i)
                  OPINION LETTER OF DONNELLY PENMAN & PARTNERS

November 22, 2004


Board of Directors
Central Federal Corporation
2923 Smith Road
Fairlawn, Ohio 44333

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, of the cash consideration of $14.50 per share ("Consideration") to be received by the certain common shareholders of Central Federal Corporation ("Central Federal" or the "Company") holding fewer than 500 shares immediately prior to the Effective Time as defined in the Proxy Statement relating to the Amendment to the Certificate of Incorporation (the "Amendment") who will receive cash consideration of $14.50 per fractional share created after the Effective Time of the Amendment. Shareholders who hold fewer than 500 shares immediately prior to the Effective Time will, as a result of the Amendment, no longer be shareholders of the Company and shall cease to have any rights as shareholders and their sole right shall be the right to receive the Consideration as aforesaid, without interest thereon, upon surrender to the Company of their certificates which theretofore represented shares of Central Federal Common Stock.

Donnelly Penman & Partners ("Donnelly Penman") is an investment-banking firm of recognized standing. As part of our investment banking services, we are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements and valuations for stock plans, corporate and other purposes. We are acting as financial advisor to the Company in connection with the Amendment and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company, dated as of October 28, 2004 (the "Engagement Letter").

In arriving at our Opinion, we have:

I. Reviewed the Annual Reports of the Company for the years ended December 31, 2002 through 2003 as well as interim financials through October 31, 2004;

II.  Reviewed the November 18, 2004 Board of Directors Report;

III. Reviewed the Company's budget for the year ended December 31, 2004;

IV. Compared certain financial characteristics of the Company to certain publicly held companies we deemed relevant;

V. Reviewed current banking industry conditions and trends concerning the valuation of recent mergers and acquisitions;

VI. Conducted discussions with the senior management of the Company concerning the business and future prospects of the Company;

VII. Prepared a discounted dividend analysis of the Company based on projections derived from discussions with and deemed reasonable by management of the Company; and

VIII. Reviewed such other data, including financial and industry data, performed such other analyses and taken into account such other matters as we deemed necessary or appropriate.

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In conducting our review and arriving at our opinion, as contemplated under the terms of our engagement by the Company, we, with the consent of the Company, relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company. Donnelly Penman has further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided by or available to the Company incomplete or misleading in any respect. With respect to the financial forecast information discussed with us by the Company, we have assumed that they have been reasonably prepared in good faith and reflect the best currently available estimates and judgments of the senior management of the Company as to the expected future financial performance of the Company. The Company's management team has undertaken and agreed to advise us promptly if any information previously provided has become inaccurate or is required to be updated during the period of our review.

No limitations were imposed by the Company on Donnelly Penman on the scope of Donnelly Penman's investigation or the procedures to be followed by Donnelly Penman in rendering this opinion. On November 18, 2004, the Board of Directors was provided with Donnelly Penman's valuation of the fully marketable, undiscounted value of a share of Central Federal common stock as of November 15, 2004. Although Donnelly Penman believes the value presented to the board is a reasonable valuation, the actual share valuation for purposes of this Amendment is at the sole discretion of the Board of Directors. In addition, Donnelly Penman was not requested to and did not make any recommendation to the Company's Board of Directors as to the form of the consideration to be paid to the Company's shareholders. Donnelly Penman was not requested to opine as to, and this opinion does not address, The Company's underlying business decision to proceed with or effect the Amendment or the relative merits of the Amendment compared to any alternative transaction that might be available to the Company.

Donnelly Penman did not make or obtain any independent evaluation, valuation or appraisal of the assets or liabilities of the Company, nor were we furnished with such materials. Donnelly Penman has not reviewed any individual credit files of the Company and has assumed, without independent verification that the aggregate allowances for credit losses for the Company are adequate and appropriate to cover such losses. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and have been evaluated by us on the date of our opinion. We do not have any obligation to update our opinion beyond the November 15, 2004 valuation, unless requested by the Company in writing to do so, and we expressly disclaim any responsibility to do so in the absence of any such request. Our services to the Company in connection with the Amendment have been comprised solely of financial advisory services, as described in the Engagement Letter.

In our analyses, we have made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of the Company. These assumptions include:

- general economic conditions are not expected to improve or deteriorate significantly from their current state;

- no significant industry regulations or events are expected to occur that would impair the Company's ability to earn income at the projected levels; and

- industry trading and transaction multiples are not projected to change significantly from the current values.

Any estimates contained in our analyses are not necessarily indicative of future results or value, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or to necessarily reflect the prices at which companies or their securities actually may be sold. No company or merger utilized in our analyses was identical to the Company. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant mergers and prospective buyer interests, as well as other factors that could affect the public trading markets of

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companies to which the Company is being compared. The analyses performed by
Donnelly Penman were assigned a weighting based on Donnelly Penman's opinion of their relative comparability and significance with regard to the specific characteristics of the Company. The complete valuation provided to the Company on November 18, 2004, including a comprehensive explanation of methodologies utilized has been delivered to the Board of Directors of the Company. Additional copies are available to members of the Board of Directors of the Company and the Company's management upon request. A summary of this valuation is also presented in the Proxy Statement under the heading of Opinion of Financial Advisor.

Our opinion is furnished to the Board of Directors of the Company in connection with its consideration of the proposed Amendment and does not constitute a recommendation to or any advice to the Board of Directors of the Company or to any shareholder to take any other action in connection with the Amendment. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Donnelly Penman to any such party. We hereby consent to the reference to our opinion in the proxy statement relating to the shares of common stock of the Company to be repurchased as a result of the Amendment and to the inclusion of the foregoing opinion in the materials relating to the Amendment. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of November 18, 2004, the Consideration of $14.50 per share, is fair, from a financial point of view, to the common shareholders of the Company.

Very truly yours,

John C. Donnelly
Managing Director
Donnelly Penman & Partners